EXHIBIT 99.11

VIA EDGAR

To:	United States Securities and Exchange
Commission

Re:	Great Panther Silver Limited
(the “Company”)
Annual Report on Form 40-F
Consent of Expert

This consent is provided in connection with the Company’s annual report on Form 40-F to be filed by the Company with the United States Securities and Exchange Commission and any amendments thereto (the “Annual Report”). The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the year ended December 31, 2012 (the “Annual Information Form”), and the Company’s Management Discussion and Analysis for the financial years ended December 31, 2012 and 2011 (the “MD&A”).

I, Robert F. Brown, P.Eng., hereby consent to:

  the use of my name in connection with my involvement in the preparation of the technical report entitled NI 43-101 Report on the Guanajuato Mine Complex Mineral Resource Estimation for the Guanajuatito, Cata, Los Pozos, and Santa Margarita Zones, as of January 31, 2012 and dated June 26, 2012 (the “Technical Report”);

  references to the Technical Report, or portions thereof, in the Annual Information Form and the MD&A;

  the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report and the MD&A.; and

  my identification as a “qualified person” responsible for certain other disclosure of a technical or scientific nature in the Annual Information Form and the MD&A.

Dated the 13th day of March 2013.

/s/ Robert F. Brown
Robert F. Brown, P.Eng.